d·local

Earnings Presentation

1Q26

This presentation may contain forward-looking statements. These forward-looking statements convey dLocal's current expectations or forecasts of future events, including guidance in respect of total payment volume, gross profit and operating profit. Forward-looking statements regarding dLocal and amounts stated as guidance involve known and unknown risks, uncertainties and other factors that may cause dLocal's actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the "Risk Factors," and "Cautionary Statement Regarding Forward-Looking Statements" sections of dLocal's filings with the U.S. Securities and Exchange Commission.

Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.

Starting in 2026, we provide guidance in respect of Operating Profit, which management believes is useful as a measure to compare our operating results to the operations of other companies in our industry, and to assess our operating performance independently of our capital structure, tax position, and non-cash depreciation and amortization charges.


Nasdaq Congratulates
dLocal
on their 10th Anniversary!
Financial technology for markets of the future
d·local
DLO NasdaqListed
Nasdaq



Pedro Arnt

Chief Executive Officer



Guillermo Lopez Perez

Chief Financial Officer

CEO Message



Key takeaways

Strong start to 2026

- TPV surpassed **$14B** for the first time (**+73% YoY**), six consecutive quarters of 50%+ growth
- **Record** gross profit: **$119M** (**+40% YoY**)
- Operating profit: **$57M** exc. prior years tax adjustments (**+25% YoY**); Net income: **$52M** exc. tax adjustments (**+11% YoY**)
- Expected higher OPEX from 2025 carry-over; **operating leverage to improve in 2H**
- Adj. FCF[1] $15M, driven by **temporary** working capital effects, expected to revert
- **Guidance unchanged**

Multiple levers powering durable growth

- Operating in **60+ markets**, enabling access to **70%+ of the world's population**
- **Broad-based growth** across geographies and verticals, which are increasingly diversified
- **Expanding global deals with world-class merchants**, scaling through new countries, payment methods and solutions
- **We add value beyond local payment method coverage:** dLocal delivers **up to 20 p.p. uplift** in conversion rates vs. international acquiring

Note: [1] See detailed methodology for the metrics and related ratios in the appendix to this document.

d·local

10

Ten years building financial technology for **markets of the future**

A decade of compounding growth
in merchants, markets, and products...

dLocal in numbers:

1 API	**$47B** TPV (1Q26 LAST 12 MONTHS)	**760+** MERCHANTS[1]
60+ MARKETS[2]	**1,000+** PAYMENT METHODS	**1,300+** TEAM MEMBERS



10 years & 5 years since IPO
Launch of Stablecoin Full
2026
40.8
2025
Launch of BNPL Fuse & SmartAPMs
FCA Authorization in UK
Transition to Majority Independent Board
Follow-on offering
25.6
2024
Scaled to 40+ countries, 900+ payment methods
Launch of SmartRequest & Network Tokenization
17.7
2023
Launch of dLocal for Platforms
10.6
2022
Launch of SmartRouter
6.0
2021
Nasdaq IPO and 1st Follow-on Offering
+88% CAGR
2016-2025
2.1
2020
1.3
2019
0.6
2018
Expansion to Africa and Asia
0.3
2017
0.1
2016
Founding
Launched in Brazil and expanded across LatAm
TPV
$ billions

Note: [1] Number of merchants that processed with dLocal during the period. [2] We include a country within the scope of our payment processing markets when we have processed payments in such country at any point during the preceding 365-day period, whether directly or indirectly, through a local dLocal entity or a local partner. We remove a country from the scope of our payment processing markets when no payment volume has been recorded in such country for a period of 365 or more consecutive days.

…powered by **deeper relationships, broader reach, and a locally licensed, multi-product platform** for emerging markets



60+

countries of operation[1], including new markets such as Qatar, Kuwait, and Oman.

71%

of the world population unlocked by enabling access to emerging markets[2]

38

licenses & registrations/ authorizations across 26 markets, with 16 additional applications in process

Note: [1] We include a country within the scope of our payment processing markets when we have processed payments in such country at any point during the preceding 365-day period, whether directly or indirectly, through a local dLocal entity or a local partner. We remove a country from the scope of our payment processing markets when no payment volume has been recorded in such country for a period of 365 or more consecutive days. [2] Considers total population as of 2026 (Source: Worldometer) across dLocal's markets.

Winning in Markets of the Future requires local payment methods and local card processing – the core of One dLocal

In Emerging Markets, local payment methods are the predominant way consumers pay

Payment method mix[1] *(% of e-commerce volume)*



Cards
Local payment methods
2024
46%
54%
2025
45%
55%
2026
44%
56%
2027
42%
58%

+40%
of users are net-new customers to the merchant in Peru

+80%
of users are net-new customers to the merchant in South Africa

SmartPix + Pix with Biometrics:
our proprietary layer of innovation on top of Pix

For cards, local processing is key as it drives meaningfully higher conversion rates

Up to 20 p.p.
uplift in conversion rates[2]



International acquiring

Additionally, local only card schemes play a critical role in select markets[3]

~90%
share of cards issued in Saudi Arabia

~60%
share of digital payment market in Nigeria

~50%
of eligible adults hold a Meeza card in Egypt

~38%
share of of all credit card transactions in India

~20%
share of card transactions in Turkey

~14%
share of debit card transactions in Brazil

Note: [1] PCMI eCommerce Data Library (2024). [2] Internal data. Based on internal tests and merchant use cases in specific emerging markets, comparing dLocal local processing vs. international-only acquiring. Results may vary by merchant, market, and payment flow. [3] See appendix for list of sources.

Continued TPV expansion across multiple high-growth verticals, driving ongoing diversification

TPV ($B)


1Q24
1Q26

Vertical	TPV growth 1Q24-1Q26
E-commerce	+186%
On-demand delivery	+339%
Financial services (e.g. payroll, crypto/stablecoins)	+87%
Ride-hailing	+176%
Remittances	+356%
SaaS (e.g. internet providers, subscription-based digital services)	+175%
Streaming	+111%
Advertising	+23%
Travel	+77%
Other (e.g. gaming, e-learning)	+88%

Remains our largest vertical, continuing to ramp with multiple global players adding additional markets, including with a major merchant onboarded in 2023

Expanding global partnerships with leading players, with on-demand delivery additionally driven by regional players; volumes in both verticals are largely L2L

One of the fastest-growing verticals in recent years, supported by a strong strategic focus and sustained onboarding of new merchants

Share-of-wallet normalization with a key merchant which added redundancies in Brazil and Egypt, impacting multi-year growth view

Travel & Gaming: historically underpenetrated verticals, now a key focus with dedicated, tailored solutions under development and showing traction

We scale with our world-class merchants, offering ever more countries, payment methods and solutions

Select examples from top 10 merchants:

Ride-hailing merchant *2016 cohort*

TPV evolution

$ billion



+5x
2023
2024
2025

1Q '26: +250% YoY

Reach and coverage

	2023	2024	2025
# of countries	14	13	18

Coverage across LatAm and EMEA markets, with an average of **5** pay-in payment methods per country.

Merchant highlights

Serving the merchant end-to-end in payins and payouts in ride-hailing and on-demand delivery; now scaling through **new deals**.

SaaS (internet) merchant *2021 cohort*

TPV evolution

$ billion



+6x
2023
2024
2025

1Q '26: +110% YoY

Reach and coverage

	2023	2024	2025
# of countries	19	26	40

Coverage across LatAm, APAC and EMEA markets, with an average of **5** pay-in payment methods per country.

Merchant highlights

Enabling the merchant to **expand into new frontier markets**, powered by our rapid expansion capabilities, broad licensing portfolio, and deep local payment method coverage (e.g., **Mobile Money (MPesa) in Kenya: +50% of users are net-new customers to the merchant**).

E-commerce merchant *2023 cohort*

TPV evolution

$ billion



+94x
2023
2024
2025

1Q '26: +70% YoY

Reach and coverage

	2023	2024	2025
# of countries	2	16	21

Coverage across LatAm, APAC and EMEA markets, with an average of **7** pay-in payment methods per country.

Merchant highlights

Supporting the merchant's seamless and **rapid entry into new markets**, including **BNPL in 2 markets**, where in South Africa it drives higher ticket sizes and 50%+ net-new users.

d·local

Financial Highlights



2026 is off to a strong start across our top-line metrics, with expected OPEX pressure

d.

TPV

US$14.1B

▲+73% YoY ▲+7% QoQ

▲+63% YoY CC[1]

TPV surpassed $14B for the first time, and once again, with record highs across all products (PIs, POs) and flows (XB, L2L).

Revenue

US$336M

▲+55% YoY ▼-1% QoQ

▲+52% YoY CC[1]

QoQ decrease driven by less favorable payment method mix and narrower FX spreads.

Gross profit

US$119M

▲+40% YoY ▲+2% QoQ

▲+35% YoY CC[1]

QoQ growth driven by Argentina and growth in Africa & Asia, more than offsetting Brazil softness.

Operating Profit (OP)

US$53M

▲+15% YoY ▼-16% QoQ

OP ex prior years tax adjustments

US$ 57M

▲+25% YoY

QoQ pressure reflects expected higher OPEX from 2025 carry-over; operating leverage to improve in 2H.

Operating Profit / Gross Profit Ratio: 44%
(48% ex prior years tax adjustments)

Net income (NI)

US$42M

▼-10% YoY ▼-25% QoQ

NI ex prior years tax adjustments

US$ 52M

▲+11% YoY

NI negatively impacted by ~$10M in prior-year tax adjustments.

Diluted EPS: $0.14 ($0.17 ex prior-years tax adjustments, vs. $0.18 in 4Q25)

Adjusted Free cash flow (Adj. FCF)[2]

US$15M

▼-63% YoY ▼-77% QoQ

Adj. FCF impacted by temporary working capital effects, expected to normalize in upcoming quarters. Adj. FCF to NI conversion ratio at 35%.

Note: [1] Constant currency growth. Please refer to the appendix titled "Reconciliation of TPV, Revenue and Gross profit constant currency measures to reported results" for the corresponding reconciliation. [2] See detailed methodology for the metrics and related ratios in the appendix to this document.

TPV growth continues to accelerate, marking six consecutive quarters of 50%+ YoY growth

TPV *$ billions, YoY growth*


53%
53%
59%
70%
73%
8.1
9.2
10.4
13.1
14.1
1Q25
2Q25
3Q25
4Q25
1Q26

TPV mix in 1Q26 *% of TPV*

By type of flow:

By type of product:


Cross-border
45%
-1 p.p. vs 4Q25
Local-to-local
55%
+1 p.p. vs 4Q25
Pay ins
72%
+2 p.p. vs 4Q25
Pay outs
28%
-2 p.p. vs 4Q25

QoQ TPV growth by vertical *%*


Travel
38%
On-demand delivery
24%
SaaS
16%
Advertising
15%
Ride-hailing
14%
Financial services
13%
Streaming
10%
Other[1]
10%
Remittances
3%
E-commerce
-6%

Record gross profit on Argentina strength and geographic diversification

Gross profit *$ millions*

- Africa & Asia (A&A)
- Latin America



+40%
85
99
103
116
119
25
25
22
29
34
60
74
82
86
85
1Q25
2Q25
3Q25
4Q25
1Q26

Gross Profit performance by market *$ millions*

Gross Profit QoQ

Argentina	16M | +7.2M vs LQ ▲+86% QoQ | ▲+46% YoY		→ Strong volume growth and normalized funding costs after 2H25 election related volatility
Africa and Asia[1]	34M | +4.6M vs LQ ▲+16% QoQ | ▲+34% YoY		→ Volume growth, with notable contribution from Nigeria, Mozambique and Vietnam
Mexico	12M | -0.1M vs LQ ▼-1% QoQ | ▲+15% YoY		→ TPV growth offset by lower share of installments
Other LatAm	29M | -1.9M vs LQ ▼-6% QoQ | ▲+16% YoY		→ Despite volume growth, impacted by merchant mix, scheme rule changes impacting certain merchants in Peru and lower FX spreads in Bolivia
Brazil	28M | -6.9M vs LQ ▼-20% QoQ | ▲+111% YoY		→ Volume growth offset by strong prior-quarter seasonality, reflected in vertical mix shift and fewer installments

Note: [1] As of 1Q26, Egypt is no longer disclosed as a separate region, as it represented less than 10% of total revenues over the preceding twelve months (5% in FY2025). For reference, Egypt's gross profit accounted for less than 7% of total in 1Q26.

Expected 1Q26 OPEX pressure from 2025 carry-over; operating leverage improvement anticipated in 2H



Operating profit evolution
$ millions
+15%
46
56
56
63
53
$57M
Operating profit exc. 2023-2025 tax adjustments: $57M (+25%)
1Q25
2Q25
3Q25
4Q25
1Q26
Operating Profit / Gross Profit
54%
56%
54%
54%
44%
48%
excluding 2023-2025 tax adjustments



Gross profit per employee
$ thousand
75
86
85
91
91
1Q25
2Q25
3Q25
4Q25
1Q26
Employees
1,130
1,157
1,212
1,272
1,299
+15%

Net Income +11% YoY ex prior years tax adjustments; Adj. FCF impacted by temporary working capital effects

Net income evolution
$ millions


-10%
47
43
52
56
42
$52M
Net income exc. 2023-2025 tax adjustments: $52M (+11%)
1Q25
2Q25
3Q25
4Q25
1Q26
Diluted EPS¹
0.15
0.14
0.17
0.18
0.14
0.17
excluding 2023-2025 tax adjustments

Adjusted free cash flow (Adj. FCF)[2]
$ millions


-63%
40
48
38
65
15
1Q25
2Q25
3Q25
4Q25
1Q26
Adj. FCF / Net income
85%
113%
73%
117%
35%

Temporary working capital effects expected to reverse in following quarters:

- Tax credits ($11M): increase in tax credits to be utilized throughout the current fiscal year
- Advancement operations ($24M): higher receivables balances expected to unwind over the coming quarters

Note: [1]Our diluted earnings per share is calculated by dividing the profit attributable to owners of the group of dLocal by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares. [2] See detailed methodology for the metrics and related ratios in the appendix to this document.

2026 guidance: where we stand

		Expectation compared to 2026 guidance				
Metric	**2026 Guidance**	**Below lower**	**Around lower**	**Around mid**	**Around upper**	**Above upper**
TPV	50% - 60% YoY					
Gross profit	22.5% - 27.5% YoY					
Operating profit	27.5% - 32.5% YoY					

Relevant trends

- ➔ Continued broad-based TPV strength across multiple verticals and markets
- ➔ 1Q26 OPEX includes $4.4M in prior-period tax adjustments and $3.8M one-off effects, resulting in a normalized OPEX of $57.7M (vs. $65.9M reported), up ~9% QoQ
- ➔ Over the next three quarters OPEX should benefit from: (i) the end of the investment cycle, (ii) acceleration of our automation agenda driving headcount reductions; (iii) corrective OPEX actions; and (iv) lower share-based payments expense due to the graded vesting attribution method

Key risks

Consider the following in connection with our guidance: emerging markets remain volatile, reflecting the evolving global macroeconomic, currency and trade landscape and its potential impact on these economies. Our key exposures include the evolving Brazilian tax environment, Argentine FX, tariff sensitivity (particularly in Mexico), electoral uncertainty across the region, and broader FX risk across our emerging market footprint.

Q&A


d·local
AUF
GLOBAL OFFICIAL SPONSOR
URUGUAY NATIONAL FOOTBALL TEAM

d·local


BGC
BGC
SHOPS
HIGH
STREET

Appendix

Adjusted Free Cash Flow reconciliation (cont.)

$ in millions	1Q25	2Q25	3Q25	4Q25	1Q26
Net cash (used in) / generated from operating activities	95	124	95	100	93
Changes in working capital (merchant)[1]	(48)	(68)	(48)	(24)	(68)
Capital expenditures[2]	(8)	(8)	(9)	(11)	(10)
Adjusted Free Cash Flow	**40**	**48**	**38**	**65**	**15**
Net income	**47**	**43**	**52**	**56**	**42**
Adj FCF Conversion to Net Income	*85%*	*113%*	*73%*	*117%*	*35%*

Note: We calculate "Adjusted Free Cash Flow" as net cash (used in) / generated from cash flows from operating activities, less (i) changes in working capital (merchant), and (ii) capital expenditures. The working capital (merchant) is defined as (i) changes in Trade receivables net (disclosed in Note 17 to our consolidated financial statements for the period ended March 31, 2026), plus (ii) changes in Trade payables (disclosed in Note 20 to our consolidated financial statements for the period ended March 31, 2026), plus (iii) changes in Other tax liabilities (disclosed in note 21 to our consolidated financial statements for the period ended March 31, 2026). Capital expenditures consist of acquisitions of property, plant and equipment and additions of intangible assets. Management uses Adjusted Free Cash Flow as a measure for evaluating the Company's cash generation and the cash available for distribution to our shareholders as dividends pursuant to our dividend policy. Adjusted Free Cash Flow is not a financial measure recognized under IFRS and does not purport to be an alternative to cash generated from operating activities or as a measure of liquidity. Our presentation of Adjusted Free Cash Flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS.

Adjusted Free Cash Flow reconciliation (cont. 2)

Working Capital (Corporate) reconciliation

$ in millions	1Q25	2Q25	3Q25	4Q25	1Q26
Decrease / (Increase) in Trade and Other Receivables	21	(13)	(91)	(8)	(170)
Decrease / (Increase) in Other assets	1	1	1	(1)	(14)
Increase / (Decrease) in Trade and Other Payables	16	77	126	38	205
Increase / (Decrease) in Other Liabilities	1	(3)	(3)	(1)	10
Increase / (Decrease) in Provisions	0	0	(0)	0	0
Changes in working capital	**39**	**62**	**33**	**28**	**30**
Decrease / (Increase) in Trade receivables net	26	(9)	(67)	(14)	(124)
Increase / (Decrease) in Trade payables	21	77	114	38	191
Other Tax Liabilities	1	(1)	1	0	1
Changes in Working Capital (Merchant)	**48**	**68**	**48**	**24**	**68**
Changes in Working Capital (Corporate)	**(9)**	**(5)**	**(15)**	**4**	**(39)**

Note: We calculate "Adjusted Free Cash Flow" as net cash (used in) / generated from cash flows from operating activities, less (i) changes in working capital (merchant), and (ii) capital expenditures. The working capital (merchant) is defined as (i) changes in Trade receivables net (disclosed in Note 17 to our consolidated financial statements for the period ended March 31, 2026), plus (ii) changes in Trade payables (disclosed in Note 20 to our consolidated financial statements for the period ended March 31, 2026), plus (iii) changes in Other tax liabilities (disclosed in note 21 to our consolidated financial statements for the period ended March 31, 2026). Capital expenditures consist of acquisitions of property, plant and equipment and additions of intangible assets. Management uses Adjusted Free Cash Flow as a measure for evaluating the Company's cash generation and the cash available for distribution to our shareholders as dividends pursuant to our dividend policy. Adjusted Free Cash Flow is not a financial measure recognized under IFRS and does not purport to be an alternative to cash generated from operating activities or as a measure of liquidity. Our presentation of Adjusted Free Cash Flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS.

Operating profit excluding prior years tax adjustments reconciliation

$ in thousands (except percentages)	1Q25	1Q26
Operating profit	**45,845**	**52,771**
Prior years tax adjustments (2023-2025)	-	4,404
Operating profit excluding prior years tax adjustments	**45,845**	**57,175**

Note: We calculate "Operating Profit Excluding Prior Years Tax Adjustments" as operating profit for the period, excluding the impact of prior periods tax adjustments. During the three-months period ended on March 31, 2026, certain tax assessments related to prior years were adjusted, resulting in tax impacts amounting to US$9,699 corresponding to fiscal years 2023, 2024 and 2025. From the total amount, US$5,296 relates to income tax and related interest (refer to Note 12. Income tax, footnote (i)) and US$4,403 relates to indirect taxes, other taxes and related interest which were included within other operating expenses. The Company concluded that the out of period adjustment was not material to any previously reported annual or interim period. Management uses Operating Profit Excluding Prior Years Tax Adjustments as a measure for evaluating the Company's underlying operating performance by removing the effect of non-recurring, out-of-period tax assessments. Operating Profit Excluding Prior Years Tax Adjustments is not a financial measure recognized under IFRS and does not purport to be an alternative to operating profit as a measure of operating performance. Our presentation of Operating Profit Excluding Prior Periods Tax Adjustments has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS.

Net income excluding prior years tax adjustments reconciliation

$ in thousands (except percentages)	1Q25	1Q26
Net income (Profit for the period)	**46,667**	**41,935**
Prior years tax adjustments (2023-2025)	-	9,700
Net income excluding prior years tax adjustments	**46,667**	**51,635**

Note: We calculate "Net Income Excluding Prior Years Tax Adjustments" as net income (profit for the period), excluding the impact of prior periods tax adjustments. During the three-months period ended on March 31, 2026, certain tax assessments related to prior years were adjusted, resulting in tax impacts amounting to US$9,699 corresponding to fiscal years 2023, 2024 and 2025. From the total amount, US$5,296 relates to income tax and related interest (refer to Note 12. Income tax, footnote (i)) and US$4,403 relates to indirect taxes, other taxes and related interest which were included within other operating expenses. The Company concluded that the out of period adjustment was not material to any previously reported annual or interim period. Management uses Net Income Excluding Prior Years Tax Adjustments as a measure for evaluating the Company's underlying profitability by removing the effect of non-recurring, out-of-period tax assessments. Net Income Excluding Prior Years Tax Adjustments is not a financial measure recognized under IFRS and does not purport to be an alternative to profit for the period as a measure of profitability. Our presentation of Net Income Excluding Prior Periods Tax Adjustments has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS.

TPV breakdown

by type of product[1]

In millions of US$	1Q25	2Q25	3Q25	4Q25	1Q26
Pay-ins	5,442	6,395	7,191	9,184	10,119
As % of total	*67%*	*69%*	*69%*	*70%*	*72%*
Pay-outs	2,666	2,816	3,200	3,923	3,935
As % of total	*33%*	*31%*	*31%*	*30%*	*28%*
Total TPV	**8,107**	**9,212**	**10,390**	**13,107**	**14,055**

by type of flow[2]

In millions of US$	1Q25	2Q25	3Q25	4Q25	1Q26
Cross-border	4,258	4,719	5,318	5,973	6,333
As % of total	*53%*	*51%*	*51%*	*46%*	*45%*
Local-to-Local	3,849	4,493	5,072	7,134	7,721
As % of total	*47%*	*49%*	*49%*	*54%*	*55%*
Total TPV	**8,107**	**9,212**	**10,390**	**13,107**	**14,055**

Note: [1]"Pay-in" means a payment transaction whereby dLocal's merchant customers receive payment from their customers. "Pay-out" means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal's merchant customers. [2]"Cross-border" means a payment transaction whereby dLocal is collecting in one currency and settling into a different currency and/or in a different geography. "Local-to-local" means a payment transaction whereby dLocal is collecting and settling in the same currency.

Revenue breakdown by geography

In millions of US$	1Q25	2Q25	3Q25	4Q25	1Q26
Brazil	34.4	47.0	58.9	66.9	57.8
Argentina	28.2	31.6	41.4	59.8	61.2
Mexico	36.7	45.7	45.9	54.7	55.7
Other Latam	63.5	78.4	88.0	92.9	87.8
Latin America	**162.9**	**202.7**	**234.3**	**274.3**	**262.5**
Africa & Asia	**53.9**	**53.7**	**48.2**	**63.6**	**73.4**
Total Revenue	**216.8**	**256.5**	**282.5**	**337.9**	**335.9**

Note: Unaudited quarterly results. The Group derives its revenues from delivering services to international merchants (mainly in the United States, Europe, and China), enabling them to receive payments and facilitate payments in emerging markets. The Group has operations in more than 60 countries, where its merchant customers operate. The following table presents the Group's revenue by region based on the country in which the end users of our merchant customers executed their payments. This presentation does not imply that revenue is generated, sourced, or subject to taxation in the respective country. Revenue recognition is based on IFRS principles and reflects the contractual relationships between the Group, its merchants, and its operating companies. For financial reporting purposes, regions are disclosed separately only if payments from/to merchant customers in a given region represented at least 10% of Total Revenues during the preceding four quarters.

Gross profit breakdown by geography

In millions of US$	1Q25	2Q25	3Q25	4Q25	1Q26
Brazil	13.0	24.3	29.3	34.4	27.5
Argentina	10.6	14.1	11.8	8.3	15.5
Mexico	10.8	11.9	10.0	12.6	12.4
Other Latam	25.1	23.4	30.4	31.1	29.2
Latin America	**59.5**	**73.6**	**81.5**	**86.4**	**84.7**
Africa & Asia	**25.4**	**25.3**	**21.7**	**29.4**	**34.0**
Total Gross Profit	**84.9**	**98.9**	**103.2**	**115.8**	**118.7**

Note: Unaudited quarterly results

Revenue concentration and Net Revenue Retention rate



Top 10 merchant revenue[1] ($M) and concentration (%)
131
159
171
210
209
1Q25
2Q25
3Q25
4Q25
1Q26
60%
62%
61%
62%
62%
% Share of total revenue



Revenue composition ($M)
152% NRR[2]
217
112
7
336
1Q25 total revenue
Existing Merchants
New Merchants
1Q26 total revenue

Note: [1] Top 10 merchants may vary from period to period. [2] "NRR" means Net Revenue Retention rate, which is the U.S. dollar-based measure of retention and growth of our merchants. We calculate the NRR of a period by dividing the Current Period Revenue by the Prior Period Revenue. The Prior Period Revenue is the revenue billed by us to all our customers in the prior period. The Current Period Revenue is the revenue billed by us in the current period to the same customers included in the Prior Period Revenue. Current Period Revenue includes any upsells and cross sells of products, geographies, and payment methods to such merchant customers, and is net of any contractions or attrition, but excludes revenue from new customers onboarded in the last 12 months. New merchants are new customers onboarded in the last 12 months.

TPV, Revenue and Gross profit constant currency measures to reported results

As reported

In millions of US$	1Q25	1Q26	*YoY Growth*
TPV	8,107	14,055	73%
Revenue	217	336	55%
Gross Profit	85	119	40%

Constant currency measures

In millions of US$	1Q25	1Q26	*YoY Growth*
TPV	8,107	13,179	63%
Revenue	217	330	52%
Gross Profit	85	115	35%

Note: Constant currency revenue is a non-IFRS financial measure. Constant currency measures are prepared and presented to eliminate the effect of foreign exchange, or "FX," volatility between the comparison periods, allowing management and investors to evaluate our financial performance despite variations in foreign currency exchange rates, which may not be indicative of our core operating results and business outlook. The constant currency measures are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. Our calculation for constant currency may differ from similarly-titled measures presented by other companies and should not be considered in isolation or as a replacement for our measure of revenue for the period as presented in accordance with IFRS. As used by dLocal, constant currency measures were calculated as the aggregated value of current period TPV, revenue and gross profit multiplied by current period average FX rate divided by previous period average FX rate for each country we transacted during given period. Constant currency measures do not include adjustments for any other macroeconomic effect, such as local currency inflation effects, or any price adjustment to compensate for local currency inflation or devaluation.

Gross Profit per Employee

In thousand of US$	1Q25	2Q25	3Q25	4Q25	1Q26
Gross Profit	84,879	98,885	103,189	115,803	118,684
FTE (Internal)	1,130	1,157	1,212	1,272	1,299
Gross profit per employee	*75*	*85*	*85*	*91*	*91*

Note: We calculate "Gross Profit per Employee" as gross profit for the period divided by total headcount as of the end of the period. Management uses Gross Profit per Employee as a supplemental measure that we believe is useful to investors to assess the productivity and efficiency of our workforce relative to the operations of other companies in our industry. Gross Profit per Employee is not a financial measure recognized under IFRS and does not purport to be an alternative to gross profit or any other measure of profitability recognized under IFRS. Our presentation of Gross Profit per Employee has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS.

Monetization bridge


115.8
9.2
2.0
-1.3
-2.2
1.7
2.1
-9.2
-3.4
4.0
118.7
Lower seasonal volumes in Bolivia, South Africa, and Pakistan
Higher share of SaaS, financial services, advertising, and travel merchants
Higher share of wallets
Lower installment mix due to seasonality and volume tier upgrades
Lower FX spreads in Egypt and Egypt
Volatility
4Q25
Volume Effect
Pay-ins vs Payouts mix
Cross-border vs Local-to-Local mix
Country mix
Merchant mix
Payment method mix
Processing spread
FX spread
Others
1Q26
NTR1 variation
+1.39bps
-0.90bps
-1.58bps
+1.22bps
+1.49bps
-6.56bps
-2.45bps
+2.87bps

Note: Net take rate (NTR) is defined as Gross Profit divided by TPV. Cost of serving includes processing and expatriation costs. Other include hosting expenses, amortization of intangibles, salaries and wages, and hedging results

Sources (Slide 9)

- Interswitch. "Verve Hits 100 Million Cards Issued, Reinforcing Leadership in Africa's Card Payment Ecosystem." Interswitch Blog, 1 December 2025. Available at: interswitch.com
- ETBFSI Research. "RuPay Surges to 38% Share of India's Credit Card Market by Leveraging UPI." ETBFSI, 1 November 2025. Available at: etbfsi.com
- Daily Sabah with AA. "Türkiye's Troy Card System Hits 67 Million Cards, 20% Market Share." Daily Sabah, 18 September 2025. Available at: dailysabah.com
- NORBr. "Payment Methods in Brazil." PayWorldTour, 17 June 2025. Available at: norbr.com
- Thunes. "Egypt's Payments Transformation: A Regional Hub in the Making." Thunes, 7 May 2025. Available at: thunes.com
- Abou Tine, Dayan. "Saudi E-commerce Sales Using Mada Cards Hit $53bn in 2024." Arab News, 7 February 2025. Available at: arab.news/7mtj8
- Egyptian Banks Company (EBC). "Meeza Card." egyptianbanks.com. Available at: egyptianbanks.com/meeza-card

Investor Relations Contact

investor@dlocal.com

Media Contact

media@dlocal.com

This presentation does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, "Interim Financial Reporting" nor a financial statement as defined by International Accounting Standards 1 "Presentation of Financial Statements". The first quarter financial information in this press release has not been audited nor has it been subject to any limited review procedures, whereas the annual results for the year ended December 31, 2025 are audited.